CITIZENS FINANCIAL SERVICES, INC.
15 South Main Street
Mansfield, Pennsylvania 16933

November 30, 2023

VIA EDGAR

Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Madeleine Mateo

Re:	Citizens Financial Services, Inc.
Registration Statement on Form S-3 (File No. 333-275709)

Request for Acceleration of Effective Date

Dear Ms. Mateo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Citizens Financial Services, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 5:00 p.m., Eastern time, on December 4, 2023, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

Very truly yours,

Citizens Financial Services, Inc.

/s/ Randall E. Black
By: Randall E. Black
Title: President and Chief Executive Officer